SHEP TECHNOLOGIES INC.

FORM 51-102F1
Management Discussion and Analysis
NINE Month Period Ended SEPTEMBER 30, 2004

The following discussion and analysis, prepared as of November 10, 2004, should be read together with the unaudited consolidated financial statements for the nine-month period ended September 30, 2004 and related notes, which are prepared in conformity with accounting principles generally accepted in the United States. The financial statements have not been reviewed by an external firm of accountants. All amounts are stated in US dollars unless otherwise indicated.

The reader should also refer to the annual audited financial statements for the year ended December 31, 2003 and 2002, and the management discussion and analysis for those years.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward-looking statements.

Additional information related to us is available for view on SEDAR, EDGAR and on our website at www.shepinc.com.

DESCRIPTION OF THE BUSINESS

On September 12, 2002, we completed the acquisition of SHEP Limited by way of reverse takeover, including SHEP Limited's subsidiaries and certain assets, and subsequently changed our name to SHEP Technologies Inc. (the "Company").

We are a development stage company with proprietary "Stored Hydraulic Energy Propulsion" intellectual property. The SHEP System is designed for wide-ranging applications in the global transportation sector. The SHEP System uses electronics, a proprietary hydraulic pump/motor and a proprietary accumulator to capture kinetic energy otherwise lost during vehicle braking. It utilizes the recovered energy for vehicle acceleration during the low-speed acceleration phase. This use of recovered and stored energy results in decreased fuel consumption and harmful emissions, added acceleration and reduced noise and maintenance costs in transportation applications. The main components of the SHEP System are:

  Ifield Pump/Motor - The IPM provides deceleration (braking) by pumping hydraulic fluid into the Unitized Accumulator System (the storage and fluid control unit) when the brakes are applied. When the vehicle operator subsequently accelerates, the hydraulic circuit is reversed and the IPM is driven by the stored hydraulic energy.
  Unitized Accumulator System ("UAS") - The UAS is the hydraulic energy storage and fluid control unit of the SHEP System. The size of the UAS (and therefore the quantity of stored energy) is predetermined based on a vehicle's weight and operating cycle, and is constructed as a single sealed unit designed to meet the low weight, high durability, high reliability and safety requirements of the transport industry. The UAS contains the high-pressure accumulator, low-pressure accumulator, cooling system and all associated hydro-mechanical parts.
  Electronic Control System ("ECS") - The ECS is the software and hardware required to control both the IPM and UAS for effective integration with the vehicle's engine management and braking systems. The ECS receives input from a number of sensors and sources of data generated during acceleration and braking, which are part of the original automotive electronic controls.

We are currently working on a third generation prototype that could be completed in the spring of 2005 if we obtain sufficient funding. We plan to use the third generation prototype as a showcase for our technology and intend to then adapt our technology for specific applications in conjunction with industry partners.

As of the date of this report, we have substantially completed the hydro-mechanical (Ifield pump/motor, UAS and the vehicle gearbox) work for the prototype. The remaining work involves completing the ECS and integrating all of the elements into the vehicle. Pi Technology has suspended work on the ECS and integration work as we have fallen behind in our payment obligations as set out in our contract with Pi.

In the absence of funding, we expected to spend, at most, $400,000 further on product development in the current fiscal year.

We have pursued a number of financing opportunities but we have not been successful in raising money since June and we are dependent on our suppliers extending terms to us. Our ability to continue in business is jeopardized by our weak financial position and lack of funding. The only significant suppliers still providing goods or services are related parties that have been prepared to continue without any certainty as to the timing of payment.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITIONS

The following is a discussion and analysis of our financial condition and operating results for the three and nine months ended September 30, 2004 and 2003. This discussion and analysis should be read in conjunction with the unaudited consolidated financial statements and notes attached.

Our attached financial statements were prepared in conformity with accounting principles generally accepted in the United States of America. They also comply, in all material respects with accounting principles generally accepted in Canada.

We are in the development stage and have recorded limited revenues. In the past, we have obtained necessary capital through the limited issuance of our common shares, increasing indebtedness and through advances from related parties and others. There is no assurance that these sources will continue to be available to us in future operating periods.

SELECTED ANNUAL AND QUARTERLY INFORMATION

The following table provides a brief summary of the Company's financial operations. For more detailed information, refer to our financial statements.

	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001
Total revenues	$ -	$ 30,681	$ 374,836
Net loss before extraordinary items	3,291,730	1,125,506	413,349
Net loss	3,297,730	1,125,506	413,349
Basic and diluted loss per share	(0.14)	(0.09)	(0.10)
Total assets	515,581	496,920	95,791
Total long-term liabilities	-	-	-
Cash dividends	-	-	-

Three months ended	Sales	Net Loss	Loss per Share
September 30, 2002	$ -	$ (112,333)	$ (0.01)
December 31, 2002	8,249	(504,367)	(0.04)
March 31, 2003	-	(306,847)	(0.01)
June 30, 2003	-	(1,248,073)	(0.06)
September 30, 2003	-	(868,471)	(0.04)
December 31, 2003	-	(868,339)	(0.04)
March 31, 2004	-	(918,128)	(0.04)
June 30, 2004	-	(739,452)	(0.03)
September 30, 2004	-	(381,515)	(0.01)

In 2002, our activities were primarily concerned with reorganizing our affairs through the reverse takeover of Inside Holdings Inc. (the Company's former name) and related fundraising initiatives. In the second quarter of 2003, we began a product development program with Pi Technology, a UK-based automotive engineering specialist, with a commensurate increase in our operating costs. Pi continued to develop our technology through June 2004, when it suspended work.

In May 2004, we signed a letter of intent to acquire Marshalsea Hydraulics Ltd. ("Marshalsea") and subsequently we agreed to extend the closing date of this transaction. We have been unable to arrange the financing required to complete the acquisition of Marshalsea and accordingly have let the letter of intent lapse. We are seeking alternative ways of combining our technology with Marshalsea's operations and hydraulics expertise. One option that we are considering is that Marshalsea or another party will obtain financing and fund development of the SHEP technology through one of our subsidiaries, although we have not entered into any formal arrangements. If we were to enter into an arrangement to fund development of our technology through a subsidiary, it would dilute our interest in the SHEP technology, while alleviating the immediate need to fund the business through the public company.

OPERATING RESULTS

Comparison of the three and nine months ended September 30, 2004 compared to the three and nine months ended September 30, 2003 (all amounts rounded to the nearest thousand dollars):

SALES. Sales represent revenue generated from the sale of prototype units. We did not generate any revenue during either the nine months ended September 30, 2004 or September 30, 2003. In fiscal 2001 we generated sales to a customer, but the customer's program completed early in fiscal 2002. Since then we have been focusing on developing a third generation prototype which could be completed in the spring of 2005, if we can obtain financing.

COST OF GOODS SOLD. Our cost of goods sold represents the cost of direct labour and materials consumed to earn sales revenue. Since we did not have any sales in the current period or the comparative period we did not incur any cost of goods sold.

RESEARCH AND DEVELOPMENT. Research and development expense represents contract fees paid to develop our technology. The bulk of our research and development expenditures were made with Pi Technology, a UK-based company that specializes in the design and development of electronics and software for the volume automotive and automotive-related markets. We have been unable to follow the required payment schedule with Pi, which has suspended development work until we can work out a new arrangement.

We incurred research and development expense with related parties of $nil and $683,000 for the three and nine months ended September 30, 2004 respectively, and $280,000 and $401,000 in the three and nine months ended September 30, 2003, respectively. The expense reflects a reinstatement of our research and development activities in the second quarter of 2003 and the subsequent suspension of development activities by Pi. If we are successful in reaching new terms with Pi and raise the necessary funding, we expect that our current development initiatives will extend into the spring of 2005.

In the three and nine months ended September 30, 2004, we also incurred $118,000 and $161,000 respectively in development-related purchases from Marshalsea Hydraulics Ltd., a company owned by certain insiders. These expenditures related to production of four UAS units and related parts for our prototype program.

SELLING, GENERAL AND ADMINISTRATIVE. Selling general and administrative expenses reflect the general expenses required to maintain our operations. The most significant categories comprise management, consulting and professional fees. We have historically relied on the efforts of consultants and contractors and this is likely to continue until we are able to demonstrate sufficient funds to complete development and commercialization of our technology.

We incurred selling, general and administrative expenses with unrelated parties of $128,000 in the three months ended September 30, 2004 compared to $297,000 in the comparative quarter ended September 30, 2004. The decrease was attributable to a concerted effort to contain all our costs and, in particular, to decrease the role of consultants and instead relying more on the efforts of the Company's officers. Our selling, general and administrative expenses included $12,500 in fees associated with prospective financings that did not complete. Our selling, general and administrative expenses incurred with unrelated parties decreased to $631,000 for the nine months ended September 30, 2004 from $796,000 for the comparative period.

We incurred selling, general and administrative expenses with related parties of $127,000 in the three months ended September 30, 2004, compared to $180,000 in the comparative period. The decrease reflects revised compensation terms with our directors and officers, as discussed in further detail below. Selling, general and administrative expense incurred with related parties decreased from $1,077,000 in the nine months ended September 30, 2003 to $424,000 in the nine months ended September 30, 2004. The high level of expenses in the prior period was primarily due to a charge from the cashless exercise of stock options which accounted for $648,000 of the expense. Setting aside this stock option charge, the nine-month expense decreased from $429,000 to $424,000.

DEPRECIATION. We record depreciation on our capital assets. Depreciation expense was $7,000 and $23,000 for the three and nine months ended September 30, 2004 compared to $109,000 and $144,000 for the comparative periods.

INTEREST INCOME. We did not earn any interest income in the three months ended September 30, 2004 but earned interest income of $2,000 in the nine months ended September 30, 2003, from funds held in trust.

INTEREST EXPENSE. Interest expense represents borrowing costs on notes payable and also a deemed interest component on certain convertible debentures. We expect that our interest costs associated with notes payable will not increase significantly but that we may continue to raise funds through the use of convertible debentures, which could result in significant interest charges.

We incurred interest expense of $2,000 in the three months ended September 30, 2004, essentially unchanged from the comparative period. Our interest expense for the nine months ended September 30, 2004 was $121,000 compared to $6,000 for the comparative period in 2003. In the first quarter of this year, we incurred interest expense of about $115,000 on a convertible debenture that we issued in February 2004. The face value of the interest applicable to the debenture was $4,000, however, United States generally accepted accounting principles require that issue costs and the value associated with certain warrants and conversion privileges be allocated between interest expense and share issue costs. The interest component of these costs was $111,000 while we recorded share issue costs of $297,000 as an offset against additional paid-in capital.

TRANSACTIONS WITH RELATED PARTIES

Transactions with related parties are disclosed in Notes 7 and 8 of our financial statements. A number of our officers and directors charge the Company for their services through management or consulting companies. These are considered related party transactions whereas payments made directly to such persons are not, according to United States general accepted accounting principles. In the current or comparative periods, we paid fees to Balco Holdings Inc. and Bravo Alpha Enterprises in respect of corporate administration. Amounts paid to Primary Venture Corp. and SOPO Investments were in respect of the services of our CEO and office rent. We paid Ifield Technologies on account of engineering services. Amounts paid to Marshalsea Hydraulics Ltd. were in respect of rent and administration, engineering and management services. We paid MCSI Consulting Services Inc. in respect of the services of our CFO and corporate finance services provided by personnel of MCSI.

We believe that amounts to be paid in the future subject to the following comments will be less than amounts paid in the quarter as the reduced level of activity and director resignations have resulted in lower contractual obligations. Monthly amounts expended on fees to related parties were typically $60,000 in the first and second quarters of this year and we expect that this will decrease to about $40,000 in the fourth quarter.

MATERIAL CONTRACTS

In our last quarterly report, we described the principal terms of our letter of intent with

Marshalsea Hydraulics Ltd. In October 2004, the letter of intent lapsed as we could not raise sufficient funds to complete the acquisition. In the letter of intent, we had agreed, subject to certain conditions, to issue 500,000 shares of stock (valued at approximately $135,000 at the time) as a deposit. The conditions required to issue this stock were never satisfied and the stock was never issued.

Although not explicitly acknowledged in writing, we have reached an agreement with a number of insiders to amend their contract terms so as to reduce our financial commitments until we have sufficient funding:

  Primary Ventures Corp., a company controlled by our CEO, has agreed to reduce its monthly fee from $10,000 to $5,000.
  MCSI Consulting Services Inc., a company controlled by one of our directors and our CFO, has agreed to forgo minimum monthly fees.
  BALCO Holdings Inc., a company controlled by one of our former directors, has agreed to forgo minimum monthly fees.
  Clive Bowen, formerly a director, agreed to reduce his monthly fee from $3,000 to $1,000 in exchange for a reduced service commitment. Mr. Bowen subsequently resigned.

CONTINGENT LIABILITIES AND COMMITMENTS

We did not have any contingent liabilities at September 30, 2004. We are, however, committed to Pi Technology pursuant to a development contract for a total amount of approximately $1.5 million.

INVESTOR RELATIONS

In 2003, we engaged PacWest Group to undertake investor relations, internet marketing and manage SHEP's investor database at a cost of C$5,000 per month. Effective April 2004, the Company retained Pacific Communications Group to develop and implement a communication plan focused on potential customers and investors. The engagement is for a period of one year with a monthly fee of $10,000.

During the period, officers of the Company have also communicated directly with shareholders, prospective shareholders and financiers.

DEFAULT UNDER DEBT OR OTHER CONTRACTUAL OBLIGATIONS

We have two loans payable, one for $60,000 and one for $40,000. The $60,000 loan bears interest at 8% per annum, is unsecured and was due on the earlier of January 31, 2004 or on the date we received debt or equity financing of at least $1,000,000. It is now past January 31, 2004 and we have raised equity financing of at least $1,000,000 and so the loan is due, but we have not yet made payment. The lender has not demanded repayment of the $60,000 loan.

The lender for the $40,000 loan has not executed final loan documents. We have accrued interest based on the draft loan agreement that provides for terms that are the same as for the $60,000 loan. Similarly, while we believe that the loan is due, we have not repaid the principal and accrued interest. The lender has not demanded repayment of the $40,000 loan.

Based on the terms of the $60,000 loan and the assumed terms of the $40,000 loan, both of these amounts are currently due and payable and are accordingly included in current liabilities.

LIQUIDITY AND SOLVENCY

As at September 30, 2004, our total cash was $10,000, our working capital deficiency was $1,731,000, and our stockholders' deficiency was $1,690,000. Since inception, we have incurred cumulative losses of $7,193,000.

Our Company is in the development stage and expects to remain in the development stage for the foreseeable future including the current operating year. We do not expect to generate cash flow from operations in the present year.

Our current working capital is not sufficient to meet our business operating objectives. Our ability to satisfy projected working capital requirements is entirely dependent upon our ability to secure additional funding through public or private sales of securities, including equity securities and by debt. There is no assurance that we will be able to secure the necessary capital on terms acceptable to us or at all.

We have been actively seeking new investment to further operations. Earlier this year, we received $135,000 in share subscriptions which is currently disclosed as debt although we expect to convert this amount to equity. In the first quarter of 2004, we completed a convertible debt financing for gross proceeds of $500,000, which netted $435,000. In the comparative period, we generated of $2,138,000, primarily through private equity placements.

We have planned capital expenditures, including the completion of our Jaguar-based prototype platform vehicle, for the next 12 months amounting to $2,500,000. At this time we are continuing discussions with a number of potential sources of funding for this and for other operating requirements, although there currently exist no agreements, commitments or understandings with respect to any financing.

In the three months ended September 30, 2004, our operations consumed $38,000 of cash. Our net loss of $382,000 was partially offset by depreciation expense of $7,000 that did not consume cash in the current period. We generated $337,000 of cash from working capital, primarily through the increase of accounts payable. In the three months ended September 30, 2003, our operations consumed $557,000 of cash.

We did not have any cash flows from investing activities in the three month ended September 30, 2004 or 2003.

In the three months ended September 30, 2004, we did not generate any cash from financing activities, while in the comparative quarter we generated $792,000 from financing activities.

Our Company has been funded primarily by the issuance of equity and, to a lesser extent, by suppliers and short-term debt instruments denominated in US dollars. Our Company generally keeps cash on hand in US dollars but we expect increasingly to move our holdings to Pounds Sterling as the UK operations become more firmly established. Our Company does not currently hold financial instruments for hedging purposes, but we may do so in the future to manage currency risk associated with funding our UK operations.

Our ability to fund our ongoing obligations as they become due is dependent on our capacity for raising financing. From time to time our liquidity is severely compromised and the expensive nature of our monthly obligations means that investors should be aware that there is considerable risk associated with our ability to maintain or improve our financial position.